Source Capital, Inc.

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 18, 2024

Ms. Valerie J. Lithotomos, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Source Capital, Inc. (the “Company”) (File No. 811-01731) Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934

Dear Ms. Lithotomos:

On behalf of the Company, this letter is in response to the comments you relayed to me by telephone on April 10, 2024, regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 2, 2024 (the “Proxy Statement”). Responses to all of the comments are included below and, as appropriate, will be incorporated into the Definitive Proxy Statement that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

Proxy Statement

1.	Please complete all bracketed and open information in the Proxy Statement.

Response: All bracketed and open information has been completed and will be included in the Definitive Proxy Statement.

2.	With respect to Proposal 2, please provide legal analysis of why the Reorganization is being proposed through the use of a Schedule 14A proxy statement rather than through the use of Form N-14, including any no-action letter(s) the Company is relying upon.

Response: Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision.” Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2). The Staff has issued a series of no-actions letters providing its view of the applicability of Rule 145(a)(2) in various circumstances similar to the proposed Reorganization. For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the fund is unchanged and the fund’s principal investment objectives and policies do not materially change (See, Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982)). The Staff has also granted no-action relief in similar circumstances which also involved a change in the board and in non-advisory service providers (see, PEMCO (pub. avail. May 31, 1988); Advance Investors Corporation (pub. avail. Sept. 29, 1976)). Additionally, the Staff has taken the position that when changes in a fund’s legal form do not materially change an investor’s interests, no investor protection purpose would be served by requiring registration on Form N-14 (See Rydex Advisor Variable Annuity Account (pub. avail. September 28, 1998)).

In the Company’s view, shareholders are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization. Following the Reorganization: (i) the DE Trust will be managed under the supervision of the Board of Trustees, which will be composed of the same persons as the Company’s Board of Directors, if re-elected; (ii) the DE Trust’s investment objective, principal investment strategies, policies and restrictions will be the same as those of the Company currently; (iii) the Adviser and portfolio managers currently managing the Company will manage the DE Trust; (iv) the terms of the investment management agreement between the DE Trust and the Adviser (the “Management Agreement”), and the fees payable to the Adviser pursuant to the Management Agreement, will be the same as the terms of the existing investment management agreement between the Company and the Adviser; (v) the DE Trust’s service providers, including the DE Trust’s independent registered public accounting firm, will be the same as the Company’s existing service providers; and (vi) shareholders of the Company will own shares of the DE Trust that are equal in number and in aggregate net asset value to the shares of the Company they held immediately prior to the Reorganization. Thus, shares of the DE Trust will represent a continuation of the same investment and economic interests that are presently represented by shares of the Company. The Company further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the Definitive Proxy Statement to be furnished to the Company’s shareholders in soliciting their approval.

3.	With respect to Proposal 2, please add any risks shareholders should be aware of associated with the legal interpretation of the Reorganization (e.g., consider a discussion of litigation risk).

Response: The Company has added the following language to the “Overview” subsection within the “Proposal 2 – Approval of an Agreement and Plan of Reorganization” section of the Definitive Proxy Statement:

Fund reorganizations, such as the Reorganization contemplated in Proposal 2, are subject to litigation risk. For example, shareholders of the Company could bring an action to reverse or delay the implementation of Proposal 2. The Company does not presently have any reason to believe that such an action will be brought in connection with Proposal 2.

4.	In the response to the question, “Why is the Board proposing the Reorganization?”, briefly describe the differences in the current tax treatment of the Company as compared to the DE Trust.

Response: The Company has revised the answer as follows:

Answer: The Reorganization is being proposed because the Board believes that the Delaware statutory trust form of organization offers a number of advantages over the Delaware corporate form of organization, including favorable tax treatment, which will permit the Company to operate in a more flexible and cost-effective manner. Currently, the Company is subject to Delaware corporate franchise taxes of approximately $125,000 per year. Under current law, Delaware statutory trusts do not owe an annual fee for franchise tax or other purposes. Therefore, the Company expects to save approximately $125,000 annually by reorganizing as a Delaware statutory trust. These anticipated savings are based on the authorized capital of the Company during its last fiscal year.

5.	In the response to the question, “What effect will the Reorganization have on the Company and its shareholders?”, please clarify that after the Reorganization, the DE Trust’s business and affairs will be managed under the supervision of the Board of Trustees, which will be composed of the same persons as the Company’s Board of Directors, if re-elected.

Response: The Company has revised the sentence as follows:

After the Reorganization, the DE Trust’s operations will be governed by its Agreement and Declaration of Trust and its By-laws, and its business and affairs will be managed under the supervision of the Board of Trustees, which will be composed of the same persons as the Company’s Board of Directors, if re-elected.

6.	In your written response, please confirm whether broker non-votes will be counted for purposes of obtaining quorum.

Response: The Company confirms that because the Proxy Statement contains both a routine and a non-routine matter, broker non-votes will be counted for purposes of obtaining the meeting quorum.

7.	Please explain in your written response why there is not a separate proposal to approve the new management agreement.

Response: Shareholders of the Company are being asked to approve the Reorganization of the Company into the DE Trust with all its features and terms, including the Management Agreement. Including a separate proposal to approve such Management Agreement is impractical because the proposal to approve the Reorganization and the Management Agreement are inextricably intertwined. Prior to the Reorganization, the DE Trust will have been organized as a Delaware statutory trust and the Management Agreement will have been approved by the DE Trust’s initial trustees and the Company, as the DE Trust’s sole initial shareholder. Therefore, it is not possible for a Company shareholder to approve the Reorganization but avoid the Management Agreement. The SEC Staff has previously stated that it will not object “to ‘bundling’ proxy proposals in the following circumstances: . . .b. Inextricably Intertwined Proposals. The staff has not required separate proposals if the proposals would be impractical to separate. c. Merger Proposals. A vote to merge with another fund may carry with it approval of new advisory contracts, Rule 12b-1 plans, and other matters necessary to implement the merger.” Investment Co. Filing Guidance – 1995 (pub. avail. Feb. 3, 1995).

Proxy Card

8.	Please add voting boxes (i.e., For, Against, Abstain) to Proposal 3 listed on the Proxy Card.

Response: The Company has made the requested addition.

* * * * *

The Company believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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